SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.
(Registrant)

Date: November 1, 2010	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

JinkoSolar Announces Third Quarter 2010 Results

Revenues, Gross Margin and Net Income Reach Historical Highs;

Company Exceeds Third Quarter Revenue and Shipment Guidance;

Company Raises Full Year 2010 Guidance

SHANGHAI, China, November 1, 2010 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights

•

Total solar product shipments were a record 134.8 megawatts (“MW”), exceeding previous guidance of 100 MW to 110 MW, compared to 99.9 MW in the second quarter of 2010 and 64.0 MW in the third quarter of 2009, representing an increase of 34.9% sequentially and 110.6% year-over-year.

•	Total revenues were a record RMB1.4 billion (US$215.0 million), an increase of 59.7% sequentially and 260.5% year-over-year.

•	Gross margin was a record 33.5%, compared to 26.9% for the second quarter of 2010 and 15.8% for the third quarter of 2009.

•

Net income was a record RMB259.5 million (US$38.8 million) (which includes the effect of a loss of RMB73.7 million (US$11.0 million) as a result of the change in fair value of foreign exchange forward contract derivatives), an increase of 43.6% sequentially and 1,766.9% year-over-year.

•	Diluted earnings per share were RMB2.93 (US$0.44), compared to RMB2.36 in the second quarter of 2010, and a diluted loss per share of RMB0.30 in the third quarter of 2009.

•	Diluted earnings per American depositary share (“ADS”) were RMB11.70 (US$1.75), compared to RMB9.42 in the second quarter of 2010, and a diluted loss per ADS of RMB1.20 in the third quarter of 2009.

•

The Company increased the vertical integration of its production process with annual silicon wafer, solar cell and solar module production capacities reaching approximately 600 MW, 300 MW and 450 MW, respectively.

“We are pleased to deliver another quarter of robust growth,” said Mr. Kangping Chen, JinkoSolar’s chief executive officer. “During this third quarter, we achieved record revenues and shipments, both of which exceeded our previous targets. We continued to execute on our vertical integration strategy, increasing our capacities and improving control over manufacturing processes and costs. Our constant focus on product quality, efforts in strengthening sales and marketing capabilities and our substantial progress in improving the company’s bankability have enabled us to continue to expand our market share and increase the recognition of our brand name in both established and emerging solar markets. We have also secured additional solar module contracts for 2011 with both existing and new leading solar companies across a number of geographical regions. We expect to continue our strong momentum in the fourth quarter and believe we are well positioned to become a leader in the solar industry.”

Mr. Longgen Zhang, JinkoSolar’s chief financial officer, added, “We significantly exceeded our third quarter revenue targets, achieved record gross margin and our net income nearly doubled as we continued to expand our capacities to capitalize on economies of scale. Through continuous improvements in operation efficiency and technology advancements we have significantly lowered our non-silicon cost ahead of our cost reduction roadmap throughout the value chain. With a healthy cash position and competitive manufacturing costs, we are poised to expand our operations and expect to deliver robust results for the full year 2010.”

Third Quarter 2010 Financial Results

Total Revenues

Total revenues in the third quarter of 2010 were RMB1.4 billion (US$215.0 million), an increase of 59.7% from RMB900.6 million in the second quarter of 2010 and 260.5% from RMB398.9 million in the third quarter of 2009. The sequential increase in revenues was primarily due to the increase in the sales volume, particularly in solar modules, as the Company’s product mix shifted from wafer to module, as well as an increase in the average selling price (“ASP”) of the Company’s solar modules.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2010 was RMB481.9 million (US$72.0 million), an increase of 99.0% from RMB242.1 million in the second quarter of 2010 and 663.7% from RMB63.1 million in the third quarter of 2009. Gross margin increased to 33.5% in the third quarter of 2010 from 26.9% in the second quarter of 2010 and 15.8% in the third quarter of 2009, mainly due to an increase in the ASP of the Company’s solar modules and a further decrease in average non-silicon cost as the Company continues to benefit from the vertical integration of its production process.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2010 was RMB379.3 million (US$56.7 million), an increase of 151.7% from RMB150.7 million in the second quarter of 2010 and 1,467.4% from RMB24.2 million in the third quarter of 2009. Operating margin in the third quarter of 2010 was 26.4%, compared to 16.7% in the second quarter of 2010 and 6.1% in the third quarter of 2009. Total operating expenses in the third quarter of 2010 were RMB102.6 million (US$15.3 million), an increase of 12.1% from RMB91.5 million in the second quarter of 2010 and 163.8% from RMB38.9 million in the third quarter of 2009, primarily due to the Company’s significant expansion of its operations in the third quarter of 2010. Operating expenses represented 7.1% of total revenues in the third quarter of 2010, a decrease from 10.2% in the second quarter of 2010 and 9.8% in the third quarter of 2009. The sequential decrease was primarily due to a decrease in stock compensation expenses as the Company recognized significant stock compensation expense in the second quarter when the vesting of some options with performance conditions related to the Company’s initial public offering (“IPO”) became probable. In addition, the Company adopted stringent cost control measures through cost savings in payroll, entertainment, transportation, and other miscellaneous expenses, which also contributed to the decrease in total operating expense as a percentage of total revenues.

Change in Fair Value of Forward Contracts

The Company entered into foreign currency forward contracts with local banks to hedge its exposure to foreign currency risks. In the third quarter of 2010, the Company recorded a loss of RMB73.7 million (US$11.0 million) from a change in the fair value of forward contract derivatives resulting from the appreciation of the Euro against the Renminbi partially offset by the gain from depreciation of the U.S. dollar against the Renminbi compared to a gain of RMB74.6 million in the second quarter of 2010.

Income Tax Expense

The Company recognized a tax expense of RMB38.2 million (US$5.7 million) in the third quarter of 2010, compared to a tax expense of RMB29.9 million in the second quarter of 2010 and nil tax expense in the third quarter of 2009. The Company estimates a 13.5% effective tax rate for the full year of 2010.

Net Income and Earnings Per Share

Net income in the third quarter of 2010 was RMB259.5 million (US$38.8 million), an increase of 43.6% from RMB180.7 million in the second quarter of 2010 and 1,766.9% from RMB13.9 million in the third quarter of 2009.

Basic and diluted earnings per share in the third quarter of 2010 were RMB2.99 (US$0.45) and RMB2.93 (US$0.44), respectively, and basic and diluted earnings per ADS were RMB11.94 (US$1.78) and RMB11.70 (US$1.75), respectively. Each ADS represents four ordinary shares.

Financial Position

As of September 30, 2010, JinkoSolar had RMB451.8 million (US$67.5 million) in cash compared to RMB152.5 million as of December 31, 2009.

Capital expenditures in the third quarter of 2010 were RMB419.9 million (US$62.8 million), primarily for the addition of equipments for new silicon wafer, solar cell and solar module manufacturing to expand the production capacity of silicon wafers and solar modules.

As of September 30, 2010, the Company’s working capital balance, representing the balance of total current assets minus the balance of total current liabilities, was negative RMB65.9 million (US$9.8 million) as a result of the Company’s significant capital expenditure during the quarter to expand its manufacturing capacity. Total short-term bank borrowings including the current portion of long-term bank borrowings were RMB1,350.7 million (US$201.9 million), as compared to RMB576.1 million of total short-term borrowings as of December 31, 2009. As of September 30, 2010, the Company had total long-term borrowings of RMB269.1 million (US$40.2 million). The Company’s long-term bank borrowings are to be repaid in installments until their maturities in 2011, 2012 and 2013.

Third Quarter 2010 Operational Highlights

Recent Business Highlights

•	In October 2010, the Company entered into a supply agreement with Enfinity N.V. to provide it with 100 MW of JinkoSolar branded solar modules in 2011.

•

In October 2010, the Company announced that it had entered into supply agreements with Saint-Gobain Building Distribution Deutschland GmbH to supply it with 4 MW of solar modules in 2010 and 50 MW of solar modules in 2011.

•

In August 2010, the Company established a U.S. subsidiary with an office in San Francisco, California, to serve as its marketing and service base and to facilitate its business development in strategic markets within North America. In October 2010, the U.S. subsidiary commenced operations.

•	In October 2010, the Company announced that it had extended a contract with IBC, a leading global PV distributor, to provide it with 130 MW of additional solar modules in 2011.

•	In October 2010, the Company entered into a solar module sales agreement with Tozzi Sud SpA, or Tozzi Sud, to supply it with 50 MW of solar modules from 2010 to 2011.

•

During the quarter, several types of the Company’s solar modules met the requirements of the California Energy Commission and were added to the list of Senate Bill 1 Guidelines compliant PV modules eligible for finance and project incentives in California and Hawaii as well as a number of other states in the United States.

Solar Product Shipments

Total solar product shipments in the third quarter of 2010 were 134.8 MW, consisting of 33.7MW of silicon wafers, 8.6 MW of solar cells and 92.5 MW of solar modules. By comparison, total shipments for the second quarter of 2010 were 99.9 MW, consisting of 29.6 MW of silicon wafers, 16.0 MW of solar cells and 54.3 MW of solar modules. Solar module shipments in the third quarter of 2010 increased by 70.3% sequentially, while total solar product shipments increased by 34.9% sequentially and 110.6% year-over-year.

Increased Integration and Capacity Expansion of Solar Products

In the third quarter of 2010, the Company expanded its in-house annual silicon wafer, solar cell and solar module production capacities from approximately 400 MW, 300 MW and 300 MW, respectively, as of June 30, 2010 to approximately 600 MW, 300 MW and 450 MW, respectively, as of September 30, 2010.

Operations and Business Outlook

Fourth Quarter 2010 Guidance

For the fourth quarter of 2010, JinkoSolar expects total solar product shipments to be in the range of 130 MW to 140 MW with module shipments expected to be between 100 MW to 110 MW. Total revenues are expected to be in the range of US$210 million to US$220 million.

Full Year 2010 Guidance

Based on the current operating conditions, the Company raises its full year 2010 total solar product shipments guidance to an estimated range of 448 MW to 458 MW, from its earlier guidance of 395 MW to 415 MW, with module shipments expected to be in an estimated range of 257 MW to 267 MW for the full year 2010, as compared to its earlier guidance of 195 MW to 205 MW. The Company also raises its full year 2010 revenue guidance to an estimated range of US$638 million to US$648 million, as compared to its earlier guidance of US$500 million to US$525 million.

The Company expects to increase its in-house annual silicon wafer, solar cell and solar module production capacities to approximately 600 MW each, as compared to the original guidance of 500 MW each by the end of 2010.

Follow-on Offering

The Company has filed a registration statement on Form F-1 (the “F-1 Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) relating to a proposed follow-on public offering (the “Offering”) in the U.S. of 3,500,000 ADSs, representing 2,000,000 ADSs expected to be offered by the Company and 1,500,000 ADSs expected to be offered by certain selling shareholders (the “Selling Shareholders”). The underwriters have an option to purchase up to an aggregate of 525,000 additional ADSs from certain Selling Shareholders. The Company will not receive any proceeds from the sale of ADSs by the Selling Shareholders. The Offering will only be made upon the effectiveness of the F-1 Registration Statement. Subject to regulatory review and market conditions, the Company may launch the deal at any time. The Company’s F-1 Registration Statement is available on the SEC website at www.sec.gov.

This press release is not an offer to sell or solicitation of an offer to buy any securities of JinkoSolar. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made solely by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements. JinkoSolar is in the process of registering the Offering in the United States.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Monday, November 1, 2010 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2598-7556
U.S. Toll Free:	+1-866-839-8029
Passcode:	jinkosolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until November 8, 2010:

International:	+852-3018-0000
Passcode:	2752750

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations, based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are solar modules, silicon wafers and solar cells. As of June 30, 2010, JinkoSolar had an aggregate of approximately 300 customers for its solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010, which was RMB6.6905 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2010, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning JinkoSolar’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, JinkoSolar’s ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, the general economic and business environment and conditions, the volatility of JinkoSolar’s operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers, and other risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of November 1, 2010. Except as required by law, JinkoSolar undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: jks@ogilvy.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA

(in thousands, except ADS and Share data)

	For the quarter ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	USD
Total revenues	398,931	900,615	1,438,319	214,979
Cost of revenues	(335,822)	(658,466)	(956,425)	(142,953)

Gross profit	63,109	242,149	481,894	72,026
Operating expenses:
Selling and marketing	(2,836)	(28,019)	(64,035)	(9,571)
General and administrative	(35,235)	(49,474)	(32,924)	(4,920)
Research and development	(839)	(13,982)	(5,630)	(842)

Total operating expenses	(38,910)	(91,475)	(102,589)	(15,333)
Income from operations	24,199	150,674	379,305	56,693
Interest expenses, net	(10,226)	(13,913)	(17,266)	(2,581)
Subsidy income	3,061	3,810	2,863	428
Investment gain	—	—	60	9
Exchange gain/(loss)	(1,836)	235	1,682	251
Other income/(expenses), net	(308)	(4,837)	4,717	705
Change in fair value of forward contracts	—	74,606	(73,683)	(11,012)
Change in fair value of embedded derivatives	(999)	—	—	—

Income before income taxes	13,891	210,575	297,678	44,493
Income taxes	—	(29,925)	(38,170)	(5,705)

Net income attributable to JinkoSolar Holding Co., Ltd.	13,891	180,650	259,508	38,788

Series A redeemable convertible preferred shares accretion	(8,099)	(4,524)	—	—
Series B redeemable convertible preferred shares accretion	(10,893)	(5,875)	—	—

Allocation to preferred shareholders	(10,098)	(5,054)	—	—

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(15,199)	165,197	259,508	38,788

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	(0.30)	2.38	2.99	0.45
Diluted	(0.30)	2.36	2.93	0.44

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	(1.20)	9.52	11.94	1.78
Diluted	(1.20)	9.42	11.70	1.75

Weighted average ordinary shares outstanding -
Basic	50,731,450	69,426,294	86,927,850	86,927,850
Diluted	50,731,450	70,139,814	88,719,210	88,719,210

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2009	September 30, 2010
	RMB Audited	RMB Unaudited	USD Unaudited
ASSETS
Current assets:
Cash	152,480	451,794	67,528
Restricted cash	72,827	286,356	42,800
Short term investments	50,462	48,776	7,290
Accounts receivable, net – a related party	100	100	15
Accounts receivable, net – third parties	236,797	620,733	92,778
Notes receivable	13,302	—	—
Advances to suppliers – third party	93,324	390,649	58,389
Inventories	245,192	542,041	81,017
Forward contract derivative assets	—	26,610	3,977
Deferred tax assets - current	1,342	11,881	1,776
Other receivables from related parties	—	53	8
Prepayments and other current assets	104,824	294,683	44,045

Total current assets	970,650	2,673,676	399,623

Property, plant and equipment, net	741,481	1,558,384	232,926
Land use rights, net	228,378	263,006	39,310
Intangible assets, net	279	893	133
Advances to suppliers to be utilized beyond one year	230,900	226,077	33,791
Forward contract derivative assets –non current	—	3,265	488
Deferred tax assets –non current	—	211	32
Goodwill	45,646	45,646	6,822
Other assets	25,315	98,989	14,795

Total assets	2,242,649	4,870,147	727,920

LIABILITIES
Current liabilities:
Accounts payable – third parties	99,933	307,748	45,998
Notes payable	81,643	422,277	63,116
Accrued payroll and welfare expenses	34,989	64,833	9,690
Advances from third party customers	36,778	102,971	15,391
Other payables and accruals	116,750	394,290	58,933
Other payables due to a related party	550	275	41
Income tax payable	—	68,773	10,279
Forward contract derivative liabilities	—	27,746	4,147
Embedded derivative liabilities	55	—	—
Short-term borrowings from third parties including current portion of long-term bank borrowings	576,084	1,350,660	201,877

Total current liabilities	946,782	2,739,573	409,472

Non-current liabilities:
Forward contract derivative liabilities–non current	—	11,386	1,702
Long-term borrowings	348,750	269,125	40,225
Guarantee liability	1,500	1,500	224
Deferred tax liability	2,779	2,818	421

Total long term liabilities	353,029	284,829	42,572

Total liabilities	1,299,811	3,024,402	452,044

Commitments and contingencies

Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150, nil and nil shares authorized; 5,375,150, nil and nil shares issued and outstanding as of December 31, 2009, June 30, 2010 and September 30, 2010, respectively)	189,058	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450, nil and nil shares authorized; 7,441,450, nil and nil shares issued and outstanding as of December 31, 2009, June 30, 2010 and September 30, 2010, respectively)	287,704	—	—

Equity

Ordinary shares (US$0.00002 par value, 487,183,400, 500,000,000 and 500,000,000 shares authorized; 50,731,450, 86,927,850 and 86,927,850 shares issued and outstanding as of December 31, 2009, June 30, 2010 and September 30, 2010, respectively)	8	13	2
Additional paid-in capital	193,929	1,090,941	163,058
Statutory reserves	38,435	38,435	5,745
Other comprehensive loss	—	—	—
Retained earnings	233,704	716,356	107,071

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	466,076	1,845,745	275,876

Total liabilities and equity	2,242,649	4,870,147	727,920